

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

August 29, 2008

<u>VIA U.S. MAIL</u>

Gregory D. Brown
Chief Financial Officer
BioForce Nanosciences Holdings, Inc.
1615 Golden Aspen Drive
Suite 101
Ames, Iowa 50010

      RE: **BioForce Nanosciences Holdings, Inc.**
              Form 10-KSB for the fiscal year ended December 31, 2007
              File No. 000-51074

Dear Mr. Brown:

     We have completed our review of your Form 10-KSB and the related amendment and do not, at this time, have any further comments.

                    Sincerely,

                    Martin James
                    Senior Assistant Chief Accountant